SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.
                          Three year period ending 1998
                      FORM U-12(I)-B (THREE-YEAR STATEMENT)
                        Corrected Supplemental Statement

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates
                Only Routine Expenses as Specified in Rule 71(b)

         1. Name and business address of person filing statement.

                                  Colen R. Lee
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, FL 32520-0335

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.
                                      None

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                   Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                        General Manager, Power Generation

         5. (a) Compensation received during the past three years and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)
                  Salary or other
                   compensations
Name of       received       to be         Person or company from whom received
recipient                  received        or to be received
Lee,            (a)           (b)
Colen R.     $648,736.34       *           Gulf Power Company &
                                           Southern Company Services, Inc.
                                           (transferred from Gulf Power to
                                           Southern Company Services 8/9/97)

         (b)      Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client:  N/A

           (b) Itemized list of all other expenses:  N/A

*  Retired 12/1/98 and does not anticipate any future earnings.

Date: 01/25/00                      Signature: /s/Colen R. Lee